Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

June 15, 2016
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NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 20, 2016
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Evogene Ltd. Shareholders:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Wednesday, July 20, 2016, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

1.	The re-election of each of (a) Mr. Martin S. Gerstel., (b) Mr. Ziv Kop, (c) Dr. Adina Makover, (d) Mr. Leon Y. Recanati and (e) Dr. Kinneret Livnat Savitsky (who together constitute the members of our current Board of Directors who have been nominated for an additional term of service) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors and/or the audit committee thereof to fix such accounting firm’s annual compensation.

3.	Approval of the payment of a cash bonus to the Company’s President & Chief Executive Officer in respect of 2015 in an amount of $89,310 as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.	Approval of the objectives related to, and target amount and potential payment in 2017 of, a cash bonus to the Company’s President & Chief Executive Officer to the extent of his achievement during 2016 of those objectives, in accordance with the Company’s 2016 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

In addition, members of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2015.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposals (excluding abstentions). The approval of each of Proposals 3 and 4 is also subject to satisfaction of one of the following, additional voting requirements:

•	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Israeli Companies Law) that are voted at the meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Our board of directors unanimously recommends that you vote in favor of each of the above proposals, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission, or the SEC, in a report of foreign private issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website at  http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on Monday, June 20, 2016 at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Monday, June 20, 2016 are entitled to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two Israeli business days prior to the appointed time of the meeting (that is, by Monday, July 18, 2016) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposals described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, on the New York Stock Exchange, you should complete the proxy card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, no later than four (4) hours prior to the appointed time of the meeting, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number +972-8-946-6724, e-mail address: merav.shalem@evogene.com and sassi.masliah@evogene.com.

The ISA has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via the MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six (6) hours before the time fixed for the meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

The form of proxy card for the meeting will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, and will also be furnished to the SEC in a report of foreign private issuer on Form 6-K, which will be available on the SEC’s website at http://www.sec.gov.  A shareholder may also request from the Company directly to receive a copy of the proxy card (by using the contact information appearing above).

By order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board